SEWARD & KISSEL LLP

ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

                                     July 16, 2013

VIA EDGAR

Max A. Webb

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Ardmore Shipping Corporation
Registration Statement on Form F-1
Filed June 28, 2013
File No. 333-189714

Dear Mr. Webb:

We refer to comment no. 1 (“Original Comment No. 1”) contained in the letter dated June 20, 2013, from the staff of the Securities and Exchange Commission (the “Staff”) to the Company transmitting the Staff’s comments to the draft registration statement on Form F-1 of Ardmore Shipping Corporation (the “Company”) that was confidentially submitted to the Securities and Exchange Commission (the “Commission”) on May 24, 2013. On June 28, 2013, the Company filed via EDGAR a revised Registration Statement on Form F-1. By letter dated July 9, 2013 the Staff provided the Company with its comments regarding the First Amended Registration Statement.

Original Comment No. 1 contained the Staff’s request that the Company, prior to printing and distribution of the preliminary prospectus, provide the Staff with a mock-up of any pages that include any additional pictures or graphics to be presented, together with accompanying captions. In response to Original Comment No. 1, on behalf of the Company we have enclosed for the Staff’s consideration a mock-up of pictures and accompanying captions that the Company proposes to insert as the inside front cover page of the prospectus.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420 or Andrei Sirabionian at (212) 574-1580.

Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin
Robert E. Lustrin

Encl.

cc: Ada D. Sarmento, Esq.

MT Ardmore Seaventure - 49,999 dwt IMO3 Product Tanker

MT Ardmore Centurion - 29,006 dwt IMO2 Chemical Tanker